Exhibit 99.3

To:	British Columbia Securities Commission
Alberta Securities Commission
	Ontario Securities Commission	16th October 2009

Dear Sirs/Mesmadames:

Re: Canplats Resources Corporation: Consent of J. Douglas Blanchflower regarding Technical Report, Preliminary Assessment based on report titled “Technical Assessment of Camino Rojo Project, Zacatecas, Mexico, September 2009”, and references thereto.

I, J. Douglas Blanchflower, P. Geo. do hereby consent to the public filing of the technical report titled “Technical Report, Preliminary Assessment based on report titled “Technical Assessment of Camino Rojo Project, Zacatecas, Mexico” prepared for Canplats Resources Corporation and dated October 16, 2009, and to extracts from and summaries of the technical report in the news release dated October 16, 2009.

I also confirm I have read the news release dated October 16, 2009 and that it fairly represents the information in the technical report that supports the disclosure in the news release dated October 16, 2009\

Dated this 16th day of October, 2009

Signed by J. Douglas Blanchflower – Original Copy on File

J. Douglas Blanchflower, P. Geo.